FREYR Battery SA
22-24, Boulevard Royal, L-2449 Luxembourg
Grand Duchy of Luxembourg

June 5, 2023

VIA EDGAR

Eiko Yaoita Pyles
Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 27, 2023 File No. 001-40581
Dear Sir or Madam:

On behalf of FREYR Battery (“FREYR” or the “Company”), we submit the following responses to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated May 19, 2023 addressed to Oscar K. Brown, the Company’s Group Chief Financial Officer, concerning the above-referenced 2022 Annual Report on Form 10-K filed with the SEC on February 27, 2023 (the “2022 10-K”). All references in this letter to page numbers and captions correspond to the page numbers and captions in the 2022 10-K, unless otherwise indicated. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the 2022 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Capital Resources, page 28

1.	We note that you are currently in the process of constructing and equipping your battery manufacturing facilities. In light of the fact that the construction of these facilities appears to be integral to the continuation of your business, please consider revising this section of MD&A in future filings to expand your disclosures to include the estimated costs to construct and equip your facilities, including the Giga Artic and the Giga America facilities. Further expand your disclosures to discuss the periods over which the costs of these two facilities will be incurred to allow an investor to understand the amount of capital required for each of these capital expenditures, but also when the cash requirements will be incurred. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K and Section IV of SEC Release Nos. 33-8350 and 34-48960 for guidance.

FREYR’s publicly available disclosure of the existing liquidity and capital resources discusses that FREYR will need significant financing to construct and equip its facilities, specifically Giga Arctic and Giga America. Additionally, the Company has disclosed in its 2022 10-K that its restricted cash as of December 31, 2022 includes $117.1 million held in escrow for planned construction activities of Giga Arctic in 2023. This amount reflects only part of the total capital expenditure needed. The capital expenditures to complete construction for its Giga Arctic and Giga America facilities have not yet been approved or committed, and the amount and timing of such spending are dependent on a variety of factors, most notably on FREYR’s ability to raise additional capital, through debt or equity financing, which we indicate may not be available at terms acceptable to us, or at all.

In response to the Staff’s comment, the Company will supplement its Liquidity and Capital Resources disclosures beginning with its Quarterly Report on Form 10-Q for the period ended June 30, 2023. Please see below for an illustrative disclosure to be included in such report, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.
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Proposed Disclosure
In August 2022, the Company estimated its Giga Arctic facility to have capital expenditure requirements of approximately $1.7 billion for eight production lines. We have begun the construction of initial buildings and infrastructure for Giga Arctic, and construction continues to proceed at a measured pace, in part in anticipation of a potential Norwegian response to the U.S. Inflation Reduction Act. FREYR has not yet committed material funds for the completion of the buildout and purchase of equipment in excess of the $X.X million restricted cash held in escrow as of June 30, 2023, which is expected to be used to fund certain construction activities during the remainder of 2023. The total cost to complete the construction and buildout of the Giga Arctic facility and the timing of cash requirements will depend on a variety of factors such as the ultimate configuration of the facility, including the number of production lines, the form and amount of government grants and assistance, and the availability, form, and additional requirements of project and other financing.

In November 2022, the Company estimated its Giga America facility to have an initial projected capital cost of approximately $1.7 billion. FREYR is now planning to accelerate the development of Giga America with phase 1A as a two-line plant with a targeted start of production in summer 2025 and phase 1B as an eight-line plant with a targeted start of production in summer 2026. We have begun the development of Giga America but have not yet begun construction or committed material funds for the purchase of materials and equipment.  FREYR is targeting a final investment decision on the initial phase of Giga America before year-end 2023, with substantial spending expected to begin in 2024 and to continue through the start of production dates.

The estimated costs of constructing the Giga Arctic and Giga America facilities remain subject to ongoing business, financing, and operational changes, including changes to the overall macroeconomic environment. We will continue to provide updates to reflect material developments, including approvals or commitments for spending that differs materially from our previous estimates.

Our planned capital expenditures are based on management’s current estimates and may be subject to change. There can be no assurance that we will execute our capital expenditure plans as currently estimated, without addition or modification. We may also from time to time reduce or increase planned spending on specific capital projects and/or adjust the timing of planned capital expenditures due to factors both within and outside of our control, including the availability of financing. As a result, actual capital expenditures in future years may differ materially from the amounts discussed above.

Consolidated Statements of Shareholders Equity, page F-5

2.	Please tell us, and revise future filings to disclose what the “Luxembourg reorganization” line item represents, and explain how you determined that $139.9 million and $116.9 million should be presented for ordinary shares as of December 31, 2022 and December 31, 2021, respectively. In this regard, we note your disclosure that your ordinary shares haves no par value, however the amount recorded for 116,440,191 ordinary shares related to the Business Combination and the amount related to the 2022 issuance of stock for cash appear to reflect a $1 par value. Please advise or revise accordingly.

The Luxembourg reorganization line item in the Consolidated Statements of Shareholders’ Equity represents that after the consummation of the Business Combination, FREYR ordinary shares totaling 116,440,191, for which its board of directors designated share capital of $116.4 million, were recapitalized in the Luxembourg entity Pubco, which was formed for purposes of the Business Combination and was later renamed FREYR Battery. This is reflected in Article 5.1 of the Consolidated Articles of Association of Pubco as of July 9, 2021, which was filed as Exhibit 3.1 to FREYR’s Current Report on Form 8-K filed on July 13, 2021.

As per the Consolidated Articles of Association of FREYR Battery as of December 20, 2022, included as Exhibit 3.1 to the 2022 10-K, Article 5.1 confirms that the Company’s issued share capital was $139.9 million, and its ordinary shares were “without nominal value” as of December 31, 2022. Similarly, as per the Consolidated Articles of Association of FREYR Battery as of November 26, 2021, included as Exhibit 3.1 to the 2021 Annual Report on Form 10-K submitted on March 9, 2022, Article 5.1 confirms that the Company’s issued share capital was $116.9 million, and its ordinary shares were “without nominal value” as of December 31, 2021.

As per FREYR’s Consolidated Articles of Association, filed as Exhibit 3.1 to the 2022 10-K, the Company’s ordinary shares do not have a nominal or par value. However, in accordance with Luxembourg law, when the FREYR Board of Directors authorizes the issuance of shares, the Board of Directors designates the amount that is reflected as share capital. In accordance with this practice, the Company reflects the amount designated as share capital by its Board of Directors as ordinary share capital and any remaining proceeds from the issuance of shares as additional paid-in capital in its consolidated balance sheets.

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In response to the Staff’s comment, the Company proposes to revise its disclosures beginning with its Quarterly Report on Form 10-Q for the period ended June 30, 2023, in a similar format to the following (proposed new or revised disclosures are reflected as underlined):

Proposed Disclosure

XX. SHAREHOLDERS' EQUITY

Ordinary Shares

As of June 30, 2023 and December 31, 2022, X.X million and 245.0 million ordinary shares without par value were authorized, respectively, and X.X million and 139.7 million ordinary shares were outstanding as of December 31, 2022 and December 31, 2021, respectively. On issuance of shares, amounts designated by our Board of Directors as share capital are included as ordinary share capital and any remaining proceeds are shown as additional paid-in capital in our consolidated balance sheets. Holders of ordinary shares are entitled to one vote per share and to receive dividends when, as, and if, declared by our Board of Directors. …

In response to the Staff’s comment, the Company proposes to revise its disclosures beginning with its Annual Report on Form 10-K for the period ended December 31, 2023, assuming we are required to disclose three years of activity in our statement of shareholders’ equity in our 2023 Annual Report on Form 10-K, in a similar format to the following (proposed new or revised disclosures are reflected as underlined):

Proposed Disclosure

3. BUSINESS COMBINATION

… Upon the closing of the Business Combination, a total of 116.4 million ordinary shares of FREYR were issued, with $116.4 million designated by our Board of Directors as share capital. As a result, $116.4 million of additional paid-in capital was reclassified as ordinary share capital on our consolidated balance sheets to reflect the reorganization as a Luxembourg entity. Our articles of association were amended and restated to, among other things, reflect issued ordinary shares of 116.4 million, issued share capital of $116.4 million, and increase the total number of authorized shares to 245.0 million shares without par value. …

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Please contact Denis Klimentchencko at +44 20 7519-7289 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Oscar Brown
Oscar Brown
Group Chief Financial Officer
FREYR Battery

cc:	Denis Klimentchenko, Danny Tricot, and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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